FLORIDA DEPARTMENT OF STATE   DIVISION OF CORPORATIONS



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Detail by Entity Name

Florida Profit Corporation
THE AMANI RESORTS, INC.

Filing Information

Document Number   P23000026715
FEI/EIN Number   93-1746096
Date Filed   04/03/2023
State   FL
Status   ACTIVE
Last Event   AMENDMENT AND NAME CHANGE
Event Date Filed   01/24/2024
Event Effective Date   NONE

Principal Address

16400 US HWY 331S
SUITE B2 #282
FREEPORT, FL 32439

Mailing Address

16400 US HWY 331S
SUITE B2 #282
FREEPORT, FL 32439

Registered Agent Name & Address

THE PALACIOS LAW FIRM PLLC
1 ALHAMBRA PLAZA, COLUMBUS CENTER
PH FLOOR
CORAL GABLES, FL 33134

Name Changed: 01/24/2024

Address Changed: 01/24/2024

Officer/Director Detail

Name & Address

Title CH

THE AMANI RESORTS LLC
16400 US HWY 331S, SUITE B2 #282
FREEPORT, FL 32439

Title CEO

LOYOLA, JUAN
16400 US HWY 331S
SUITE B2 #282
FREEPORT, FL 32439

Annual Reports

Report Year	Filed Date
2024	02/14/2024

Document Images

02/14/2024 -- ANNUAL REPORT	View image in PDF format
01/24/2024 -- Amendment and Name Change	View image in PDF format
04/03/2023 -- Domestic Profit	View image in PDF format

Florida Department of State, Division of Corporations